Exhibit (a)(5)(R)

The Following is a transcript of the conference call given by representatives of Astellas Pharma Inc. on May 17, 2010:

Astellas Pharma M&A/Other Teleconference 4503 JP

2010-05-17 14:20:33.145 GMT

Event Date: 05/17/2010

Company Name: Astellas Pharma

Event Description:Acquisition of OSI Pharmaceuticals, Inc. by Astellas Pharma, Inc. Call

Source: Astellas Pharma

MANAGEMENT DISCUSSION SECTION

Operator:

Ladies and gentlemen I thank you very much for participating our telephone conference to announce the merger - acquisition of OSI Pharmaceuticals by Astellas.

Let me introduce the participants, Mr. Nogimori, the President and CEO; and Mr. Toichi Takenaka, the Vice Corporate Executive and Corporate Executive VP, Corporate Finance and Control Mr. Masuda, and VP Licensing and Alliance Mr. Yokota. [ph] My name is Mr. Kumura , VP of Corporate of Communications. Before giving you the explanation into the conference call, there might be a chance that we may - we are going to give our forward-looking information but this is an just estimate by the company. And due to the various factors, our future - our forecasts might entirely different from the information that may be delivering it you in this conference call.

So I would like to ask Mr. Nogimori to take it over from here.

Masafumi Nogimori, President and Chief Executive Officer:

My name is Nogimori, the President and CEO of Astellas. Despite a very busy schedule thank you very much for attending this conference call to give you the announcement about acquisition by Astellas of OSI Pharmaceuticals, the U.S. a pharmaceutical company. As was released in today’s press release we have reached an agreement about the acquisition between OSI and I am very delighted to be able to report this to you.

As so we have been disclosing to you through our U.S. subsidiary we have started the TOD on March 2, the U.S. time to acquire the OSI common stock of cash of $52 per share. And after that on U.S. Time March 29, we concluded a NDA with OSI and by getting the known disclosing information we executed very detail due diligence and we have carried out a number of negotiations and with that we were able to achieve - agreed on the acquisition this time.

The tender price or $57.5 per share, that we reached agreement this time has taken into account of net long-term enterprise value of OSI and we believe that this is appropriate pricing.

Astellas has long-term management vision of Vision 2015 and in this vision, we are trying to materialize to be come to global category and with oncology area to be the appropriate franchise and we have been adversely pursuing to build the platform in this area. And by acquiring OSI this time, we will be able to accelerate the development of oncology area and also at the same time we will be able to further enhance that our product portfolio and development pipeline.

Furthermore, in addition to the cancer franchise platform owned OSI, the drug discovery platform and human resources which was owned by the OSI to be integrated with the Astellas existing business, with that we will be able to maximize the value of two company’s management resources and that would enable to enhance the growth strategy.

In addition to this mid-to-long term growth, through the sales of world-leading oncology treatment Tarceva we believe that this will contribute to our earnings from the early stage and this will contribute to the big improvement of our enterprise value. So in Astellas, the growth strategy, the acquisition of OSI has a very significant meaning. And in concluding the definitive merger agreement, I’m very delighted to be able to obtain the approval from the OSI Board of Directors so that we would be able to pursue this acquisition in a very friendly manner and believe that this friendly acquisition will play a very important role in the future our growth strategy for the company. So we would like to refer to the materials from now on. As you can see from the agenda on page two, I will like to explain the transaction summary, strategic rationale, the overview of OSI, and impact to the financials.

So, first of all, please take a look at page four. In this slide, I’m going to explain about the overview of the transaction. The purchase price is $57.5 per share and this is going to be 55% premium to the closing price of February 26, 2010, which is the last trading day before the tender offer announcement. And for acquisition amount, it will be about $4 billion after fully diluted basis. And for the tender offering period, after we file the amended Schedule TO to US SEC, it’s going to be extended up to 10 working days. And for the acquisition amount, we are going to be financed fully by cash on our hand.

And as you can see from page six, Astellas is pursuing to become the global category leader as mentioned in vision 2015. In other words, in the multiple contract categories, which requires that this by a high level of specialties as well as the high unmet medical needs by offering the high value-added products globally, we are trying to become the leader of the category by building the competitive edge.

Please take a look at page seven, as you can see, our company is focusing on those five areas, but we are falling under transplantation and urology, we are working to - and oncology to be the number three areas for us to become the global category leader. So by acquiring OSI, in addition to the US existing - both ideas existing - Astellas existing business in the US by adding the OSI’s US oncology area, we will be able to have a very big step forward in becoming the global category leader in oncology area.

In page eight, as I have mentioned at the beginning, it is very important for us to acquire OSI in terms of a strategic meaning. The biggest important thing here is that by acquiring OSI company’s cancer business platform can be developed early. In other words, by acquiring OSI, we will be able to obtain the cancer platform which already has the drug discovery development and commercialization. But on top of that, we will be able to have affluent pipeline of the oncology area, and at the same time we will be able to obtain the small molecule compound discovery research platform, which discovered the placebo the blockbuster drug. And furthermore, OSI acquisition will be establishing revenue source and at the same time we are expecting to have this to improve our profitability as well as the growth. And that not only the placebo expansion of the label can be expected to see the future growth coming from the late stage development program from OSI. In oncology area, the partnership that OSI has with global leader Roche in oncology area and also Genentech in Europe, this partnership will not change. And by doing so by developing Tarceva, we will be able to obtain their knowledge and know-how in oncology area. And finally, for the OSI DPP-IV inhibitor, the royalty income from that we will be able to expect further increase from this royalty income and due to the success of this drug as well as expansion of the market in the diabetic areas.

Please take a look at page nine. We have very integrated R&D organization globally in various disease areas and we think we are trying to enhance our oncology areas by leveraging our in-house resources as well as acquisition. By having OSI leading platform on top of it, we will be able to further strengthen this and Astellas is currently having our own sales network in Japan, the US, Europe and Asia, but acquiring OSI will enable to have — enabled for us to be able to own the U.S oncology Astellas network at once. Please take a look at page 10. Our company in order to expand the oncology pipeline we had been investing our management resources with OSI pipeline that will be further enhanced. In only Tarceva we will be able to obtain the three new small molecule targeted candidate compounds which we are considering to have a indication to multiple cancers.

Page 11, please. As I explained in the previous page, we have many anti-tumor pipeline assets. By the acquisition of OSI, we have the marketed products already strongly based in U.S. oncology market and we have very strong sales channel as we tried to continuously develop price line assets. OSI has a proven track record of very strong sales and we can effectively launch new products. I have explained the outline of the acquisition in the strategic significance for Astellas. Now, let me explain OSI business profile.

Page 13, please. OSI was established in 1983 in U.S. Now they have — they’re based in Melville in New York and they have facilities in Colorado, New Jersey and in U.K. The facilities in U.S. will be consolidated by the end of this year through largely in New York State.

In oncology, diabetes and obesity areas, OSI covers innovative molecular targeted therapies from discovery to development and commercialization in an integrated manner. It is a unique and profitable biotech company. Major project, Tarceva is a blockbuster indicated for non-small cell lung cancer. It also has very promising development pipeline assets in oncology, diabetes and obesity. Also performance is very positive and we can expect strong growth.

Further more, page 14, please. As I stated, OSI has established oncology platform in U.S. and its blockbuster Tarceva has considerable patent life remaining.

In oncology, they have experienced and capable sales reps and they have the experience of successfully launched Tarceva and they have the quality drug discovery infrastructure and know how.

Page 15. It summarizes the main project Tarceva and anti-tumor agents. Tarceva is one of the most successful oncology products in terms of number of patients treated in U.S. history, 2009 it achieved $1.2 billion in sales worldwide to treat non-small cell lung cancer and it is approved and marketed in 109 countries worldwide. Also they have a very strong life cycle management plan. In April, FDA approved indication for maintenance therapy and we expect additional opportunities in expansion of indications. Page 16, explains Tarceva’s life cycle management and potential for — of our next few years. It also shows expected trial data timing. Page 17, OSI’s development pipeline is summarized here. In addition to indication expansion of Tarceva, there are three candidates for oncology area, OSI-906, is Phase 3 for adrenocortical carcinoma and for ovarian cancer it is in Phase 2. OSI-930 is now in Phase 1onsidering various cancer types. OSI-027 is for solid cancer and lymphoma in Phase 1 trials are ongoing.

Next is OSI subsidiary based in UK Prosidion based pipeline assets in diabetes and obesity PSN821 is for Type 2 diabetes and obesity. And also for PSN010 is licensing out to Eli Lilly and Phase 2 studies are ongoing for Type 2 diabetes.

Page 18, among various assets earned by a) OSI, one thing that we appreciate very highly is OSI’s discovery capability. OSI focuses on not our targets with biological validation in the areas of oncology, diabetes and obesity, multiple small molecule programs are being explored. As I said before, drug discovery for oncology is U.S based and for diabetes and obesity it is based for in U.K, and their subsidiary proceed on.

Page 19, strong business platform is reflected in the robust financial performance. Sales from 2007 grew 12% on average and in 2009 $428 million was reached. Operating income, thanks to OSI’s business model we can expect even higher growth. In future, we have new products coming into the market therefore we expect very good growth for years to come.

Lastly, Page 21, financial impacts on a consolidated basis will be explained, the numbers shown on this page is based on the information currently available depending on OSI’s future performance and accounting treatment of consolidation basis, it is subject to change. And regarding the impacts on the consolidated result after integration will be announce to you when we have the update, and final numbers. For FY 2010, we considered nine months impact from July to March next year, as sales impact positive 34 billion of IT income before amortization will have 14 billion positive impacts, and after amortization minus 16 billion.

For FY 2011 and beyond, we expect OSI’s business to grow further more as shown in this graph up to 2014 last year of mid-range plan to be announced next week, we expect that sales operating income will grow annually. So that was my presentation, regarding OSI acquisition.

As I said in the beginning for Astellas to be the global category leader in oncology this acquisition is a major step. By maximizing the value of our management resource of Astellas in OSI, we want to make sure that our gross is secured, and we will do our best for that. Thank you very much.

Company Representative:

Thank you very much. That will be all from the explanation from Astellas. So we’ll like to take question from the participants.

Q&A

<Q>: This question is from Schroeder, Sato [ph]. I have two questions. So about the revision to this tender price with this due diligence and I understand that evaluation of price has gone up and if there is such then we would like to know the factor for that, and also if you were to propose to the execution then please let us know about that. And on Page 21, impact to the profit and loss that is operating profit linear line, there are two lines there. So about this yellow line that is mentioned in there in a - I think second half of 2012 or the first half of 2013 it looks that you are going to go beyond at breakeven point. Is that my understanding correct?

<A - Toichi Takenaka>: So, this is Toichi Takenaka. So, let me I will give you - let me respond to your question. The first question about the revision to our tender price, well as you’ve known at the end of March with OSI, we concluded a NDA and after that we got the known disclosed information from them and since then, the changes that happened by the first align indication acquisition of our placebo and other we have revised everything and we revalued. So, about the execution possibility, it is — this is not the factor that makes us the way this is tender offer price. And your secondquestion as our President had mentioned, as based on the estimates that we already have in a third year or on the fourth year after amortization, our operating across that would turn to that, so that’s the estimation that’s we currently have. So, for estimation or the forecast that we have — so to further looking to the details and also to correct by the accounting process, we might be able to give you our more specific numbers later. About the first indication on placebo did you not include that information to your first evaluation first attender of price at all or did you not include 100% of that of first line from the very beginning for the maintenance indication of the placebo we have put some value for that. So, after that first line indication was finalized first you put 100% of that value into your attender offer is that correct?

<A>: No. After looking to various stages we had new value to that.

<Q>: That’s all from me. Thank you very much.

Operator:

Mr. Yamaguchi from Citigroup. Go ahead.

<Q - Hidemaru Yamaguchi>: Hello, Yasuo Ishii, yes we do. About the structure mechanism regarding anti cancer driver you now have the growth driver for oncology in combination with your existing products and pipeline and business decision how do you make decision where and who. So as of now U.S OSI may play a major role there. So regarding OSI franchise to be leveraged for your process in the integration so what’s the decision making process?

<A - Masafumi Nogimori, President and Chief Executive Officer>: This is now Nogimori speaking. Let me answer to that question, regarding the question of decision-making especially about the pipeline asset, well, about how we move forward, we will be discussing together with OSI as of now. Our R&D base is in Chicago and OSI in the Chicago base facility will be very much in coordination as we move forward.

<Q - Hidemaru Yamaguchi>: Thank you. Thus next is my second question, regarding impact of finance 14 billion and 17 billion together, 31 billion and that is for nine months divided by nine and about 40 billion calculation is the annual amortization, is that correct?

<A>: I think that’s more or less right. For FY 2014, the scale is the same as for FY 2010 where we did not precisely measure the scale this is based on our currently available information this is a schematic concept. One thing we can say is operating income before amortization we expect the results that is what we can answer to you at present. Thank you very much.

Operator:

The next question is from Masuzoe Kenji from Deutsche Securities.

<Q - Kenji Masuzoe>: This is Masuzoe Kenji speaking. I have a number of questions. But the first question is that, the cash going forward, so you mentioned that it is a period of tender is going to extended by 10 working days about 90% 80% will be okay, but going forward, how do you this deal will proceed going forward?

<A - Toichi Takenaka>: This is Takenaka speaking. So in order for us to subsidy in this transaction, we need to obtain more than 50% of the earnings stock. So what we are going to do going forward is to make sure that we obtain more than 50% and of course more than 50% and less than 90% and as they impact, then we need to go to the shareholders’ meeting to make this transaction successful. And another point, if we were to be able to obtain more than 90% of the outstanding shares, then this will be the discretion. We need to just get the approval from the Board of Directors. So this will be a simplified version. So we’re not in a position to make a comment about this, but the price that we agreed with OSI is carried OSI to mid-term enterprise as that improvement reflected and to OSI shareholders, they will be able to turn their value into cash immediately. So I believe that this deal is quite good appealing for the shareholders of OSI as well.

<Q - Kenji Masuzoe>: And if you can be successful then your efforts seems to be able to integrate starting from July this year?

<A>: Yes, that is correct. So that’s essential for us in creating these numbers.

<Q - Kenji Masuzoe>: So your mentioned that this is going to be a friendly TOB [ph], but can I understand that the current OSI management people will remain for next one year or one and a half year, I don’t know, but would that be the condition for this transaction?

<A - Toichi Takenaka>: This is Takenaka speaking, including that point, how we’re going to go to the integration process between OSI and Astellas, that will depend upon the discussion that we’re going to have going forward. So at this point in time, I’m not in a position to give you the detailed information.

<Q - Kenji Masuzoe>: As we see [ph] OSI, would you be able to see some cost synergy coming from there?

<A>: Well, in January 10, we can expect that to happen. But as was mentioned by Mr. Nogimori, we put importance to the strategic side of it. We do not put a lot of importance to the cost synergy in going through this acquisition.

<Q - Kenji Masuzoe>: Last question, next week you’re planning to announce your mid-term business plans, but you will not be able to include this transaction into your mid-term business plan in terms of number, is that correct?

<A>: Well, of course, we are putting our efforts right now. But slide 21, as far as we can do is to incorporate and say to anyone into the existing efforts that we have for the mid-term business plan. That’s maybe as far as we can do.

Operator:

Next question is from Credit Suisse, Mr. Sakai. Mr. Sakai, go ahead. Hello?

<Q - Fumiyoshi Sakai>: I have two, three questions. As of 22 April, Astellas acquired 42,283 shares, can you figure this to change from the number of shares that you have acquired since that time?

<A - Toichi Takenaka>: This is Takenaka speaking. In today’s press release that at the end of New York Time 14 of May 299,114 shares were listed. Thank you very much.

<A>: Thank you.

<Q - Fumiyoshi Sakai>: First quarter of OSI is already released. On the fees associated with acquisition to be paid at and I suppose financially it has done negative impact as a guidance on the other hand to 500 million for sales, that was the estimate if integration moves in July then the first quarter and the second quarter of OSI, how would that be treated?

<A - Yasumasa Masuda>: This is Masuda speaking. Let me talk regarding the accounting treatment. Well, OSI as you know is based on calendar year for their financial closing whereas Astellas April to March. So if more than 50% of shares obtained by the first of July then on that assumption the sales from July would be added to our accounting and OSI fiscal year, how that is to be established, we have not had the final answers, but they will be treated in line with Astellas’ rule and accounting. Is that all right?

<Q - Fumiyoshi Sakai>: Okay. Thank you very much. So the closing may change?

<A - Yasumasa Masuda>: That is a possibility. As the great management it is preferable to have the same closing timing so that would be an issue we would discuss.

<Q - Fumiyoshi Sakai>: Thank you. That’s all.

Operator:

There is no further question, so we would like to stop Q&A.

Company Representative:

Thank you very much for participating to the conference call today and I hope that you would support our company going forward as well. Thank you very much.

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